FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2014

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

SANTANDER UK PLC

(the “Issuer”)

NOTICE TO HOLDERS OF EARLY REDEMPTION

€100,000,000 Callable Step Up Subordinated Floating Rate Notes due 2017,

ISIN: XS0231226779

(the “Notes”)

Constituted by a trust deed dated 16 December 1998 (the “Trust Deed”)

NOTICE IS HEREBY GIVEN to the holders of the above-mentioned Notes that, in accordance with Condition 8(c) (Redemption at the option of the Issuer (Issuer call)) thereof, the Issuer intends to redeem the Notes in full on the Interest Payment Date falling on 10 January 2015 (the “Redemption Date”), having obtained the consent of the Prudential Regulation Authority for such redemption. The Issuer will also request the cancellation of the listing of such Notes on the Official List of the United Kingdom Listing Authority with effect on and from the Redemption Date.

Capitalised terms used, but not defined, in this notice shall have the meanings given to them in the Trust Deed.

For further information, please contact:

Principal Paying Agent:	Citibank N.A. Global Agency & Trust Services 21st floor, Citigroup Centre Canada Square, Canary Wharf London E14 5LB
Issuer:	Medium Term Funding Santander UK plc 2 Triton Square Regent's Place London NW1 3AN Tel: +44 (0) 20 7756 7107 Email: mtf@santander.co.uk
Trustee:	The Bank of New York Mellon International Corporate Trust Services Merck House Seldown Poole BH15 1PX

Dated: 16 December 2014

Additional information about Santander UK and Banco Santander

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.34 trillion in managed funds, 107 million customers, 13,225 branches – more than any other international bank – and 183,648 employees at the close of June 2014. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In the first half of 2014, Santander registered EUR 2.756 billion in attributable profit, an increase of 22% from the same period of the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. As at 30 September 2014, Santander UK serves more than 14 million active customers with c. 20,000 employees and operates through some 940 branches and 58 regional Corporate Business Centres.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 16 December 2014	By / s / Jessica Petrie
(Authorized Signatory)